Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is an investor presentation given by Ingersoll Rand on April 30, 2008 and the transcript from an investor conference call held on April 30, 2008.

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INGERSOLL RAND

Moderator: Joseph Fimbianti

April 30, 2008

10:00 a.m. ET

Conference Call

Joseph Fimbianti: Good morning. This is Joe Fimbianti, Director of Investor Relations for Ingersoll-Rand. Welcome to our First-Quarter 2008 Conference Call. We released earnings at 7 am this morning and the press release is also posted on our website.

I’d like to cover the usual housekeeping items before we begin. This morning concurrent with our normal phone-in conference call, we will be broadcasting the call through our public Website. There you will also find the slide presentation for the call.

Both the call and the presentation will be archived on our Website and will be available tomorrow morning at 10 A.M.

Now please go to slide 2. Before we begin I would like to remind everyone that there will be a forward-looking discussion this morning, which is covered by our safe harbor statement. Please refer to our December 31, 2007 form 10K for the details on factors that may influence results. In addition, please be aware that some of the subject matter discussed in the following presentation will be addressed in the final version of our proxy statement prospectus to be filed with the SEC relating to the acquisition of Trane.

Now I’d like to introduce the participants on this morning’s call. We have Herb Henkel, the Chairman, President and CEO of Ingersoll-Rand, James Gelly, our Senior Vice President and CFO and Rich Randall, Vice President and Controller.

We will start with a formal presentation by Herb Henkel and James Gelly, followed by a question and answer period. Herb will start with the overview. Now please go to slide 3.

Herb Henkel: Thanks, Joe and good morning to everyone who dialed in to today’s call. Let me get started this morning with a few introductory comments.

Overall, the first quarter lived up to our expectations – revenues were somewhat stronger than originally forecast, primarily in markets outside North America. And we were able to offset higher than expected material inflation through price, higher productivity and cost controls.

For the quarter, revenue increased 9.5%, and we had solid growth in all of our major businesses, despite declining North American residential construction and truck & trailer markets. EPS from continuing operations was 77 cents. Excluding a 4-cent one-time tax benefit, our results are consistent with the previous guidance range for continuing operations of 72 to 77 cents per share.

We also made considerable progress in the quarter relative to completing the acquisition of Trane and toward realizing the available cost synergies. I’ll cover more on the Trane acquisition later this morning.

Finally, based upon a thorough-going discussion which James will take you through later in the call, we are in a position to confirm our prior guidance of $3.80 to $3.90 of EPS from Continuing Operations for full year 2008.

Let me now turn it over to James, who will take you through the 1st quarter.

James Gelly: Thanks, Herb.

Slide number 4 gives a quick summary of revenue and operating margin for the first quarter. As you see on the upper right – revenues were about $2.2 billion, up 9.5%. Operating margin was 11.4 percent, up 8 tenths of a point, from last year’s 10.6. Please note that this quarter’s results included about $3.8 million in restructuring charges – representing about 2-tenths of a point. Excluding restructuring, margins would have been up a full point year over year. I will come back to the topic of margins and operating leverage in greater detail.

Let’s go now to slide 5, entitled “first quarter revenue growth.” As you can see on the upper right, currency-neutral growth in the quarter was a little over 5%, with about 4 points of growth coming from the impact of a weaker US dollar. Looking at the upper left, all three operating segments delivered solid revenue growth in the quarter. We continue to see momentum in key end markets outside North America. Most of our North American businesses registered modest growth in the first quarter, with the notable exceptions of truck and trailer and residential building, both of which I will discuss in more detail.

Security Technologies was up 7%, while Industrial and Climate were both up double-digits. Organic growth for Industrial was 10%, with about one point coming from a small acquisition.

Looking at the lower left, you can see growth rates by region – which sort of tells the story of the quarter. We continue to benefit from global diversification, with nearly all of this quarter’s top-line growth coming from outside the US. We saw 1% domestic growth and an average of 21% outside North America. Results were strong in Asia, Latin America and Europe across all reporting segments.

Let’s go to slide 6, entitled “year over year revenue growth” provides a look at our segment growth rates during the past 5 quarters. All 3 operating segments delivered consistent year-over-year revenue growth throughout 2007 and the first quarter of 2008. Industrial Technologies has delivered double-digit revenue growth for the last 8 quarters.

Let’s go to slide 7 which is a look at first quarter operating income.

Operating income was $247 million, representing an operating margin of 11.4%, as I just mentioned, up 80 basis points versus 2007. As you can see, favorable price and productivity more than offset inflation, unfavorable mix, and the impact of discretionary investments. As a general statement, you can see from the 3.7% productivity that our businesses have been “following through” on our more aggressive productivity plans for this year.

Let’s move now to the income statement, with slide number 8, entitled “first quarter 2008 results.” Skipping to the second row, operating income was $247 million – up 18% year over year. As I said earlier, this included about $3.8 million in restructuring.

Moving down the page, interest expense declined due to lower debt balances, while other income was $39.4 million – up about $40 million year over year. This reflects interest income generated on our large, post-divestiture cash balance. We ended the quarter with about $4.1 billion in cash.

Let’s move down to the tax line which was an expense of $47 million, up significantly from last year’s $16 million. The effective tax rate in the quarter was 18.2 percent – versus last year’s 9.4 percent. The first quarter rate also included $10.2 million of one-time tax benefits. Excluding these benefits, the quarterly rate would have been right on our guidance for this year of 22%. As Herb mentioned earlier, excluding this 4-cent tax benefit, EPS from continuing operations were consistent with our prior guidance.

Moving on and looking at the next couple of rows – at Discontinued Operations – you can see an expense of ($30.1) million or about 11 cents per share. First quarter disc ops included about 2 cents of ongoing expense, about 7 cents of tax expense related to last year’s divestiture of Compact Equipment, and about 2 cents related to an adverse judgment in a lawsuit in the quarter. On this last item, we’ve booked the financial impact of the judgment while working through the appeals process.

Finally, looking at the bottom line, reported net earnings for the first quarter from total operations were $181.6 million or 66 cents per share.

With that out of the way, let me now turn to a review of our reporting segments starting with Climate Control on Slide 9. Revenues in the first quarter were $798 million, up a strong 10%.

For the total “Thermo King” transport business, revenue increased by 16%, which is no mean feat given the state of the North American truck and trailer market. Declines in North America truck and trailer were offset by strong growth in truck, trailer, and sea-going containers in overseas markets, especially Europe.

Looking at just the truck and trailer piece of Thermo King, revenues worldwide expanded by approximately 6%.

North American industry shipments have been declining for the last 4 quarters, as you know, due to declining truck ton-miles and higher fuel costs. Looking at the North American refrigerated trailer industry as a whole, first quarter unit shipments were down approximately 40%. North American Thermo King revenues were down about 20% compared with 2007.

It is interesting to note that European trailer revenues again greatly exceeded our North American sales. European trailer volumes were up close to 30% in the first quarter.

Worldwide bus air-conditioning and sea-going container sales also expanded significantly in the quarter. Worldwide Thermo King recurring revenues also increased by 12%.

Finally we enjoyed substantial growth in our highly-energy-efficient Tripac Auxiliary Power unit for trucks, driven by the ever-increasing cost of diesel fuel.

Looking at stationary refrigeration, this business was up slightly in the quarter. This time, revenue growth in Asia display cases and services more than offset lower sales volumes in Europe and flat year-over-year North American revenues.

Climate’s reported operating margin was 10% in the quarter, up 50 basis points versus last year. This is strong performance, particularly in view of the significant decline in high-margin North American Thermo King sales over the past year. Operating margins were driven by volume and price, but also by operational improvements, which together more than offset inflation. The management of this segment continues to make a lot of fundamental operational improvements, including continued restructuring initiatives globally, which will drive future margin expansion.

Let’s go now to slide 10. Industrial Technologies’ first quarter revenues were $743 million, up 11% versus the year-ago quarter. As I said earlier, growth was 10% excluding one acquisition last year.

Strength in Industrial and Process markets were the key drivers of first quarter growth.

Revenues for the Air and Productivity Solutions business in North America increased by about 4%, primarily due to strong recurring revenue growth, which was up 13% and offset sluggish activity for air compressors and tools.

Air and Productivity Solutions revenues in Europe and Asia grew approximately 30%, compared with last year.

Club Car revenues declined slightly versus last year. Higher sales of utility vehicles and improved recurring revenues were offset by the ongoing decline of the U.S. golf market.

Segment operating income was $97.6 million, representing an operating margin of 13.1%, down 60 basis points, from 13.7% in 2007. Improvements in price and productivity were more than offset in the quarter by the unfavorable impact of inflation, mix, & foreign currency losses. Restructuring represented a $2.7 million cost – or about 40 basis points of the margin contraction.

Let’s go to slide 11, to Security Technologies. Revenues at Security Technologies were $622 million, up 7% compared with very strong results last year.

Commercial revenues were up 8% — driven by worldwide commercial construction, especially schools, universities and healthcare facilities. Revenues from electronic access control products were also up year over year.

Residential sales in the Americas declined 4% in the quarter, versus tough comparisons last year. The results were indicative of the continuing decline in U.S. residential building activity.

Operating income was $105.0 million, or a margin of 16.9% — up 120 basis points from last year’s margin. Accelerated productivity actions and price offset unfavorable product and geographic mix, and material inflation.

Let’s go to slide 12, to the balance sheet.

As you can see, we made some improvement in working capital management, especially in inventory.

Inventory improved by one-half of a turn, from 5 to 5.5 turns year over year. Receivables days were up slightly, by about one day, while payables improved by 2  1/2 days. Taken together, these working capital elements helped to offset the impact of higher sales on the balance sheet.

As you can see on the slide, Capital spending in the quarter was $37 million – about 1.7% of revenue – while depreciation and amortization were $38 million. Available cash flow for the quarter was a use of $129 million.

The biggest change on the page was clearly our cash and debt position, which went from a net debt position last year of ($1.8 billion) to a net cash position of $2.6 billion this year – a favorable swing of $4.4 billion, resulting from the divestitures executed in 2007.

With that out of the way, let me now turn the proceedings back over to Herb …

Herb Henkel: Thanks, James.

Please go to slide 13. By any standard, one of the key transformational steps of the past decade has been the acquisition of Trane. Trane added to Ingersoll Rand creates a leading diversified industrial company. As a result, the combination gives you a company with stronger growth, better earnings consistency and much better “critical mass” around the world.

I wanted to take a few minutes to update you on Trane’s performance in the first quarter and how we are progressing toward completing this significant acquisition.

Please go to slide 14. Trane’s performance in the first quarter, like Ingersoll Rand’s, was consistent with prior expectations.

Revenues increased by 6.5%, and EPS increased from 28 cents to 33 cents and that’s an 18% increase. Both measures were consistent with prior guidance.

Revenues for global commercial equipment increased by about 6%, while Global Parts, Services & Solutions were especially strong, with year over year sales growth of 21%. Global Parts & Services delivered double digit growth in all geographic regions.

Residential sales in North America declined in the quarter, hampered by a substantial decline in new construction and a softer renovation market.

Commercial order growth for the quarter was a very solid 10%. Global backlog improved by about 7%, to over $1 billion. The record backlog was driven by strong growth in markets outside the U.S.

During the last four months, we have made substantial progress toward completing the Trane acquisition.

We have completed all the required antitrust approvals and we believe that we are in the final stages of obtaining Securities and Exchange Commission approval of our proxy documents.

The Trane shareholder meeting to approve the acquisition will be held approximately one month after receiving SEC clearance and we expect to close the transaction immediately afterwards.

Please go to slide 16. Also this morning I would like to cover the very important topics of integration synergies and long-term productivity improvement, which will be key drivers for Ingersoll Rand’s profitability going forward.

Our focus for the next few years will be first and foremost to keep the business running smoothly and to attack the easily identified and controlled savings, like overhead reductions and supplier rationalization, while laying the groundwork for multi-year aggressive productivity improvement.

We established rigorous multi year goals for key cost areas, and are working to achieve lean administrative structures including finance, legal, HR, and IT. The total headquarters cost base we are “working over” is about $500 million.

We are also pursuing substantial procurement savings across a $9 billion spend, which includes both direct and indirect materials, and logistics.

Integration planning began in January. We formed 14 teams and many more sub teams. We have staffed this effort with dedicated, full-time resources, both internal and external, to ensure execution – with senior level internal resources, bolstered with outside expertise when necessary. Both Trane and Ingersoll Rand employees are actively engaged on the Integration Planning teams.

Please go to slide 17. Additionally, we are in the early stages of developing a plan to capture growth synergies as we look to the future. We currently are focused on high profile areas such as parts and service, controls and accelerating the development of cold chain growth worldwide.

Please go to slide 18. As we continue to review the ongoing integration activity, we feel very comfortable that the annual run rate savings for the first 12 months will be $125 million and we expect to gain about $300 million in synergies by 2010. Any benefits from revenue synergies would be in addition to the $300 million of cost synergies.

Please go to slide 19. Putting Ingersoll Rand and Trane together will create some large-scale efficiencies and unlock a significant amount of cost synergies. The Trane transaction will be major catalyst for ongoing cost reduction and continuous improvement throughout the new, larger Ingersoll Rand.

Growth and cost synergies will be driven by accelerated implementation of lean six sigma and productivity initiatives. The Ingersoll Rand business operating system that has been developed over the last several years will be the platform for driving continuous improvement across the enterprise. Our goal is to accelerate our annual productivity increases from the historical 2.5% to 3% range to 4% or more.

Please go to slide 20. With the acquisition of Trane, the major heavy lifting of portfolio change has been accomplished. During the next 18 months or so, cash flow will primarily be used to retire Trane acquisition debt. For the foreseeable future, our focus will be on acquisition integration, synergy execution, and cash generation.

We obviously remain very excited about this transaction and the strong new company it’s going to create. We will continue to update you on our progress going forward.

Let me turn the proceedings back over to James, who will take you through the outlook for 2008.

James Gelly: Thanks, Herb.

As we said back in February, this year’s forecast has a little added complexity due to some uncertainty about the exact timing of the Trane acquisition closing, and with the closing taking place in a seasonally strong time of year. In addition, like most people, we are keeping a close eye on the economy

Please go to Slide 21. Let me start by updating the economic assumptions behind our 2008 forecast for stand-alone Ingersoll Rand, using the same chart we used in February. The chart summarizes our key economic and business assumptions, and we’ve noted changes from our February assumptions, in red.

Looking at the upper left, we’ve seen further deceleration in the US, and we’ve taken 2008 U.S. GDP growth down about half a point from our original view to 1.2%. Western Europe will probably be a bit slower – about one half of a point below our February view.

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While the US economy is clearly slowing, we built our 2008 revenue guidance based upon the lion’s share of growth this year being generated outside North America. We expect this pattern to continue for some time, but also expect to see some moderate deceleration in the developed world during the balance of the year.

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Looking at the upper right, at U.S. construction, we assume residential building markets will show no upturn before 2009. Non-residential will see about a (7%) year-over-year decline in square footage terms, with institutional activity roughly flat year over year and Commercial construction expected to decline (10%) year over year. Our market mix and the 9 to 12 month lag from these leading indicators give our non-residential security business some pretty good visibility into the back end of the year.

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Moving down the right hand side, you can see that the reefer trailer market in North America, which declined 15% in 2007, is expected to decrease by an additional 15% this year as the market “bottoms out” about mid-2008.

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Expanding refrigerated truck and trailer volumes in Europe continue to help offset the severe declines in North America. However, we assume that growth in European truck deliveries is decelerating and will approach a peak around the same time.

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Looking at the lower right, you can see industrial production and capacity utilization in the U.S. have been marked down versus our original view. One strong mitigating force is the continued influence of a weak US dollar – with the significant stimulus it has provided to export growth – and this continues to counteract some of the decline in US domestic demand.

In summary, we expect to see flat to down markets in North America, slower but steady growth in Western Europe and strong growth in the emerging world. With good product and geographic diversification, we are continuing to offset the particularly tough end markets we serve but again, not too different than our plans for this year.

Let’s go to slide 22. Based on this macroeconomic view, we expect revenues for full year 2008 to be up 5% to 6%, about a point lower than our guidance in February. Looking at the upper right, we expect about 3% to 4% growth in local currency terms, and about 2 points of benefit from currency translation.

Looking at the upper left, we expect our 3 segments to deliver growth in the mid-to-high single digits, with somewhat higher growth in our industrial technologies business. Growth in Climate and Security is projected to be a point or 2 below our original guidance for the year.

Looking at the lower left, at the geographic breakdown of sales, we expect the bulk of our revenue growth to come from outside North America – as we’ve seen over the past several quarters.

Please go to slide 23 and we’ll look at 2008 operating income. This projects Ingersoll Rand’s operating income as a stand-alone business – prior to the Trane acquisition.

We have built a plan to expand operating margins by one to 1 1/2 percentage points in 2008. As you can see, we continue to realize favorable price – most of it from actions taken last year.

We also expect cost inflation to remain an issue in 2008 – about 2 1/2 to 3 percent across our cost base. Prices for metals, energy, and plastics have obviously spiked to some pretty high levels, and if they remain at current levels for the balance of the year, we’d have inflation at the high end of this range.

One of the cornerstones of this year’s plan is 4% cost productivity – to be realized across all parts of the cost structure. Based upon First Quarter productivity results, and on initiatives being worked across the company, we are optimistic on this front.

Let’s go now to slide 24, to Trane’s expected results.

Trane sales for the second quarter are expected to increase 2% to 4% to about $2.1 billion.

The commercial business is expected to show continued strength and increase by about 8%, while Residential markets will continue to decline, and residential revenues are expected to be down about (12%). Equipment sales in the U.S. have slowed, while international sales continue to be strong and services growth continues to be very strong.

Trane’s second quarter EBIT is expected to be flat versus last year, in the range of $249 to $260 million. As the slide says, Trane also is focused on sharpening cost productivity and cost control.

Looking at the full year on the right, reported sales are expected to be up 4-5%, at $7.8 billion. This is not too far from our original revenue growth assumption for the full year.

Full year EBIT is now projected at $770-815 million, as Trane disclosed yesterday, about $15 million lower than their original guidance. Trane also communicated that they have “used up” about two-thirds of their contingency or hedge for the year – about a $50 million reduction. But taken together, overall, this would be solid performance – and, if executed, not too far from our expectations.

I will discuss the impact of Trane’s new guidance on Ingersoll Rand, on the next slide.

In fact if you go to slide 25, which is the final slide, this puts together the respective stand-alone forecasts for Trane and Ingersoll Rand. This slide shows the new Ingersoll Rand and will be the way we report results going forward. For this analysis, we have assumed that the combination is consummated on May 31 and that our second quarter includes all of Trane’s seasonally strong June month. As you can see in the right hand column, our full year forecast shows expected revenue for the combined entity of approximately $14 billion. This is about 1 percent below our February guidance of $14.2 billion.

Operating margin is projected at about 12.5% to 13% — basically in line with our February guidance (of 12-13%). I should point out that this excludes any inventory step up or restructuring charges, which I’ll discuss in a moment.

We continue to target first full-year synergies of about $125 million pre-tax – and this forecast assumes about seven-twelfths of that amount will be realized during 2008. In the next year or so, a good portion of acquisition synergies will be visible in the “corporate and unallocated” line, as we reduce headquarters redundancies.

The corporate and unallocated expense, shown at $150 million for the full year, basically represents our estimate of Ingersoll-Rand and Trane corporate costs, net of corporate headquarters cost synergies we expect to realize this year.

I should point out that in February we reported Trane corporate net separately. Now we will combine these with IR’s and will be shown below the line. As we’ve communicated previously, we assume purchase accounting charges will approximate $145 million per year – again we pro rate this amount for the period from June 1st through year-end. Margins for the Trane reporting segment will be shown net of amortization expense. In February, we showed this below the line and not in the results.

Moving down the page, we estimate interest expense of about $250 million, which is a bit lower than our February guidance. This results from slightly lower expected debt balances and the potential for lower average interest rates.

Our forecast for “Interest & Other Income” has likewise been adjusted, and is now about $10 million better than prior guidance, at about $70 million for the year.

The effective tax rate of the combined entity should be about 21 to 22%, a point or so better than we indicated in last quarter’s call.

Adding all this up, as you can see, brings us to total EPS from continuing operations in the range of $3.80 to $3.90, reconfirming the guidance we communicated in February.

Once again, please note that this does not include about 30 to 45 cents of one-time charges, primarily inventory step-up, which we expect to incur post closing. We are still working to firm up the size and timing of these charges.

Finally, looking at the bottom, we expect about 15 cents per share of expense from discontinued operations for the full year. And all of this is based on a 310 million average share count during 2008.

Let me briefly switch gears to the second quarter of 2008, shown in the center column, we expect the combined companies to have revenues that approximate $3.1 billion.

Second quarter segment operating margins at both Trane and Ingersoll Rand should be similar, at 13.5% to 14.0%.

EPS from continuing operations for Q2 is projected at 85 to 90 cents per share. Discontinued operations is expected to be an expense of about a penny per share.

This second quarter forecast is based on an average share count of 304 million shares.

In conclusion, there are a number of assumptions that underpin our earnings guidance for the full year:

•	The Trane acquisition closing taking place on or about May 31;

•	No further reduction in Trane’s outlook or further reduction in their income hedge for the year;

•	The economic environment — specifically, we assume the U.S. economy will remain just above “stall speed,” while international markets will remain robust;

•	And finally, execution of our productivity – and acquisition synergy – plans across the company.

In constructing our plans for this year, we tried to incorporate some “degrees of freedom,” including a meaningful level of income “hedge” or contingency. Our efforts to expand the size of our hedge through cost productivity, synergies, and other actions have been met with some “headwinds” like commodities inflation, more U.S. economic slowdown, and some modest reduction in Trane’s income outlook versus our original expectations. Results outside the U.S., including currency exchange, have been better than planned.

Hopefully we have been lucid enough in our thinking to provide you with some visibility to the puts and takes for the year.

This concludes the formal part of this morning’s presentations. Herb and I would be happy to entertain your questions.

Operator: Absolutely. The question and answer session will be conducted electronically. If you would like to ask a question today, please press the star key followed by the digit one on your touch tone telephone. If you are using the speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one if you do have a question or a comment.

And our first question will come from David Raso with Citi.

David Raso: Hi, good morning. The question’s on the margin guidance for the full year. You maintained it. I’m just trying to walk through the pieces in the sense of you’re taking the revenues down the most in your highest margin business?

So, the mix just, at first blush would seem adverse as well as, of course, the cost inflation issue. Can you walk us through were the EBIT margins can stay similar to the prior guidance? Is it higher pricing assumed? Or maybe help us with a little more FX help on the top line, what is that dropping to the bottom line?

James Gelly: Yes, I think you’ve identified the moving parts, David. And the short answer is — you said it — little bit better price realization that’s both a product of pass-through from last year and additional actions that we take this year. You were correct in saying that currency is a help at the top line and at the operating income line. Productivity and other actions that we’re taking are a benefit. You’re correct that the largest reduction in revenue from our last outlook was in the highest margin segment, but I’d say there’s a good deal of activity happening to take underperforming either businesses or regions, to move them up are offset but, you can’t see it.

David Raso: Jim, can you quantify some of those numbers? The FX helps – obviously, I’m talking margins. So, if it helped this quarter, roughly, ((inaudible)) like 350 million of revenues. What was the EBIT benefit in the quarter from FX?

James Gelly: I guess the way to answer that question is that if you think about the businesses that benefited the most from currency translation, you’d be looking at, for example, the very strong Thermo King revenues in Europe which are well above the average for the – certainly, for the reporting segment and, for the Company as a whole. And so, that would be margin accretive just from the translation effect of those higher margin businesses.

Yes, I guess you would say you probably picked up just looking at the quarter, 10, maybe $15 million of additional operating income just from currencies on little – yes, so your margins would be expanded just from the currency impact of the first quarter.

David Raso: Not to beat a dead horse here but, that would’ve helped the margins. If you only brought in $15 million of EBIT on 350 of FX revenues, that’s actually a margin drag. So if your guidance has more FX help …

James Gelly: David, I was just talking about the quarter.

David Raso: And that’s what I’m talking about as – oh, yes, OK. You’re total, full year, 350. OK. So, essentially FX helped security technologies is trying to go after the costs with the lower revenue outlook. And you’re pricing – where’s the pricing coming in your cost inflation was raised a little bit less than I would’ve thought. Can you just walk through those last two …

James Gelly: I think …

David Raso: … ((inaudible)). I’ll get back in queue.

James Gelly: Yes, David. I think there’s two areas. Number one, that we were successful in getting some higher than what we had originally forecasted prices through on security that really happened the latter part of the year. So, we’re obviously getting the benefit of them beginning of the year.

And as you look at the material inflation, we were fortunate enough to guess right on our hedging. And we took some (SEP) in the first quarter where we were at copper at 290 versus where some of the forecasts were. So, we didn’t see the full impact of the increase of that – otherwise would have been out there if we were out there bare and, without them.

And so for us, the challenge gets to being, as (James) was saying, at how much are we able to continue to control the increases in both steel as well as copper. We’ve seen zinc go favorable for us. Those are the things we have to go manage our way through. But the price increases that overall, for the first time that I can remember in a long time, we actually got slightly above two percent in the first quarter of this year and, we expect to continue seeing that going through the rest of the year.

David Raso: And that there’s more increases during the course of the year, essentially, correct?

James Gelly: That’s right.

David Raso: Great. I appreciate the detail. Thank you.

James Gelly: Thank you.

Operator: Just as a reminder, that is star one if you do have a question or a comment. Please limit yourself to one question and one follow up question.

Our next question will come from Ann Duignan with Bear Stearns.

Ann Duignan: Hi, good morning, it’s Ann Duignan that’s Bear Stearns.

James Gelly: That’s what we thought.

Ann Duignan: I think I should change my last name.

Joe Fimbianti: Does it sound like Fimbianti?

Ann Duignan: That’s true. My question’s around Security Technologies. I mean that continues to deliver very strong performance. I’m assuming that’s being driven by the institutional sector which although you’re expected to slow, it’s still holding up pretty good. How much of that business is being driven by retrofits versus new builds. You know, is that an appropriate way to ask a question?

Herb Henkel: Yes. I think what you look at Ann, is that we’re really continuing to benefit from strength in both those areas. They’re continuing to expand the size of existing hospitals, while they’re also building new ones. So the – I don’t think it’s one or the other. I think it’s a combination of those. And clearly, in saying is that the overall commercial strength was still there in the first quarter. But I would tell you, if you absolutely look, I mean – and, I’m not knocking the result. Commercial performance is excellent in terms of margins. But the real improvement we saw was on the residential side.

And frankly, that’s the one that probably surprised me the most. As to the strength in both the margins, as well as out-performing the marketplace conditions that we saw out there. So, I think it’s not just the commercial piece that we’ve got to look at. It’s really the combination of commercial as well as out performance by our residential team.

Ann Duignan: OK. Thank you. And follow up question on your call synergies. On the purchasing side, you know, given what’s happened to many of your major input costs or, your commodities that you’re purchasing since beginning of the year, does this put any risk to your synergy goals in terms of what you can accomplish on the raw material side?

Herb Henkel: Well, obviously, that if copper’s at four bucks versus three, what it’ll do is it’ll make it harder to go find the synergies on the bottom line. But clearly, as saying, that we continue to work through these items. And we’re looking at, not only the buy side, but an awful lot of the sourcing activity itself. It’s not just a raw commodity we’re going after, it’s supply base.

When I’ve looked through the suppliers, what I was very, very surprised by, frankly, was how little overlap there was between the suppliers we have and the suppliers that Trane was using. So, as we wind going now and approaching it as a combined company, I think we’ll be able to really leverage that entire buy quite well and, having to deal with the headwind of raw material costs.

Ann Duignan: OK. And I know you didn’t name a successor to Mike Lamach on the Security Technologies side. Is that something that we should be looking out for? Or, have you already named the person internally?

Herb Henkel: What we said was that in order to not create the lame duck situation. ((inaudible)) what we said is we’re going to go announce the replacement for Mike at the time that the acquisition is completed. But yes, we have some excellent internal candidates for the role. And we expect to announce it on the date of the closing of the deal, when Mike assumes …

Ann Duignan: OK.

Herb Henkel: …his new role.

Ann Duignan: OK and, best wishes to Mike in his new role. It sounds – thank you, I’ll get back in queue.

Herb Henkel: Thanks, Ann.

Operator: And our next question will come from Merrill Lynch. We’ll hear from Andrew Obin.

Andrew Obin: Yes and good morning.

James Gelly: Morning.

Andrew Obin: Just first question is sort of more philosophical. Historically, analysts consensus and the Company’s guidance included discontinued ops. Are we now going to exclude discontinued ops and one time items when we’re provide guidance?

James Gelly: Well, certainly, Andrew, we are in a position to provide both.

Andrew Obin: No, but it’s just – I mean, just – it creates confusion I think when the Company reports because for the past six years, as far as I recall, discontinued ops, you know, you measured performance including the discontinued ops and, that’s what the consensus was based on. And it seems that we – I mean, you know, other companies do it. It seems that we are sort of now presenting earnings and, you want us to look at discontinued ops separately, you know, when we’ve put numbers into things like First Call and Bloomberg. How should I think about it?

James Gelly: What I would suggest – and, your’s is a good point. The original guidance for this year is for six cents of discontinued ops, if I recall. And we did have a couple of items in the quarter. And I guess what I would say is we’ll give you guidance for discontinued ops. That’s probably where you should put your estimates in First Call. And then, we’ll try and talk about the two pieces. But I think properly we should talk about reported earnings. We just thought it would be clearer to give guidance on continuing ops, knowing that disc ops is going to six cents. It didn’t work out that way as you can see in the quarter. But yes, why don’t you just put into the system including discontinued ops to aid the investor.

Andrew Obin: OK. And there just – what was the nature of the discontinued ops charge in the quarter? And what was the nature of the charge for product liability? Which product was it for?

Herb Henkel: It was actually for a dresser Rand product.

Andrew Obin: Wow.

Herb Henkel: That tells you how disconnected or, discontinued it really is.

As for an explanation, that was done years ago. That there has something to do with the ongoing quote operation of that facility. And Andrew, the whole subject with – when we tried to do the guidance. Going forward, once Trane is on board and we’re into the – what I call the new Ingersoll Rand, we obviously will be looking at the overall performance. We were trying to now go in to really demonstrate, if you will, what’s going on with the businesses versus what’s going on with the cash I got in the bank or, all the other moving pieces as a result of gains and discontinued type stuff. So, we’re not trying to hide it. We’re trying to really get into how can you really manage, if you will, and measure the performance of the businesses themselves, as they are and, going forward. So, as we wind up getting again to have what I call a stable portfolio with Trane in and we’re going to be reporting out in four sectors. I think you’ll see that in terms of the entire number becoming more meaningful than with an awful lot of ups and downs that we’ve had as a result of the divestitures over the last two years.

Andrew Obin: No, I sure appreciate the complexity of what you’re trying to accomplish. And you certainly provide the disclosure.

And just last question, and I’ll let it go. The restructuring expense, how should I be thinking about restructuring actions for the rest of the year? Obviously, we’ll have positive impact on our nine numbers. Could you give some guidance what should I see second, third and fourth quarter?

Herb Henkel: Sure. So, last year, just to remind everybody, we did about almost $30 million worth of restructuring. This year it’s probably, excluding anything Andrew related to Trane synergies. This is just …

Andrew Obin: ((inaudible)). No, exactly.

Herb Hankel: … just the old Ingersoll Rand. Be closer to 20. In the quarter, as you know, we did a almost four and, we’d be talking about, you know, for the balance of the year, a bigger second quarter. We’ve got some projects underway which could be, you know, eight to 10 in total for the second quarter. And then, that would level out to about four for each of the third and fourth quarters.

Andrew Obin: And I assume that going into ‘09 I should just reverse this restructuring actions, right?

Herb Henkel: Yes.

James Gelly: You’ll get the …

Andrew Obin: On top of whatever operating leverage you get.

James Gelly: Right.

Herb Henkel: That’s correct.

James Gelly: That’s right.

Andrew Obin: Thank you, very much.

James Gelly: Thanks a bunch.

Operator: Our next question will come from Terry Darling with Goldman Sachs.

Terry Darling: I just had a couple of quick questions. First, on foreign currency revenue impact by segment in the first quarter, can you take us through those numbers?

Male: Yes. So, Industrial was a benefit of four percentage points. Climate, six. Security, three.

Terry Darling: OK. And on slide 22 where you’re not changing your ‘08 FX expected impact between, you know, this slide package and the one last quarter. I then, therefore, I’m confused about the response to the first question about a greater FX benefit for the full year. What am I missing in that translation?

James Gelly: I think the question in the first – the first question, I think revolved around the income impact versus what we assumed for the full year and that, the answer was given about the effect on operating margin or, income, not so much on revenue.

Terry Darling: OK. So, there’s been no change in – on revenue impact. But you are expecting a bigger operating income benefit? Is that the way to translate that?

James Gelly: I think – I’m here to say there’s a little bit more currency benefit to revenue not, you know, maybe we’re dealing with rounding at this point and …

Terry Darling: OK.

James Gelly: … the question really was, does it help margins? And I said, yes.

Terry Darling: OK. And – but again, just trying to square up what’s changed with, you know, with your margin guidance. You know, that’s not changed. You’re revenue has come down. FX was a big item there. I’m still confused as to what the other, I guess, drivers of the – there’s essentially an up tick in absolute operating income dollars with the revenues coming down.

James Gelly: So, this is like the first question? You want to go back over the first question that was asked earlier, then?

Terry Darling: I mean, you know, if foreign currency’s really not changed very much, are there other items? I mean it would seem to be that there would need to be some other items.

James Gelly: Yes. I think this is a repeat of the first question. Which is, you know, OK so, we have pricing realization. We have productivity. We have, you know, kind of a debtor growth rate in certain businesses outside the U.S. which have higher income. And there were some assumptions about inflation. We’ve had some debtor hedging that was done at levels that have created benefits. As you can see, there’s a number of elements here that go into the margin calculation. But at the end of the day it’s going to be productivity, inflation, volume and mix. And I’m not trying to be cute; I’m just saying the mix was a little bit better. Helped by growth in regions outside the United States where businesses have higher than average margins. Productivity, we’re working away at, which you can probably sense. We’re – we’ve got the benefit of some hedges. And we’re seeing, therefore, a little bit better commodity performance. And I think, that kind of squares the.

Terry Darling: OK. And did your price assumption go up?

James Gelly: Yes.

Herb Henkel: Yes.

James Gelly: Little bit.

Terry Darling: OK. And that essentially helps. Because you did take the raw material cost assumption up about, I think, 10 percent or so?

James Gelly: That’s right.

Terry Darling: So, there is a little more pricing here.

Male: ((inaudible)).

Terry Darling: And then, lastly, the unallocated expense guidance. If we, you know, take the first quarter actual, add in the second quarter guidance and, look at what that implies for the second half of the year. It actually assumes that the – I think the numbers would suggest that the total Company actually would be below what Ingersoll Rand stand alone would be from the first quarter. Is that correct? And if so, how do we get that? Is that just front end loading, some of, you know, the corporate items for the year? Or, is there something else that’s moved there.

James Gelly: Yes, the big – that’s – I’m glad you asked. The big – obviously, the big thing is that we tried to communicate. You take the Trane corporate and other. You take Ingersoll Rand. And then, you have, what I described as corporate headquarters redundancies. Which, we sort of tried to say, all the way along, or the earliest and most clearly identifiable synergies in an acquisition of this type. So, you are correct when you take the Trane corporate structure, add it to what we’ve got, it drives synergies off of the combined number, you should come in at the order of magnitude that you’ve described. You’re correct.

Terry Darling: OK. Thanks very much.

James Gelly: Thank you.

Operator: And our next question will come from Morgan Stanley. We’ll hear from Robert Wertheimer.

Robert Wertheimer: Good morning, everybody.

Herb Henkel: Good morning.

Robert Wertheimer: So, I wanted to ask about hedging. You mentioned you were – you’re – you got a favorable hedge in there. When did you learn of Trane’s decision not to hedge this year in contrast to past years? Did you weigh in on that decision? And did you think about hedging it yourself?

Herb Henkel: Robert, we are unable to make any decisions that impact the performance of the stand alone company called Trane. Until we own it, we really do not have anything to say in managing it. We’ve been accumulating information and going forward. So yes, we heard about what their decision was in the first quarter. But candidly that was their decision and, not ours. I couldn’t impact it.

Robert Wertheimer: OK. That’s helpful. Let me ask a second question. If materials do end up coming in higher than you expect. And I wanted to ask about accelerating the synergies or, if you get higher than your 300 million synergy goal, you know, some of your stretch goal, can any of that come in the first 12 months, the first 24 months? Or if you do beat your synergy target, is that more back-end loaded?

James Gelly: I think that our goal is really to do both. We expect that there are near-term objectives we can go after for both revenue as well as cost side above and beyond what’s on the target, while we’re also working on those that are longer. So I don’t think it’s really at the exclusion of one or the other. It’s really we’re going to be trying to going after both.

If you look at the existing levels of copper and steel, you know, the increases that you’re talking about there are measured in the tens of millions of dollars. We believe we have revenue opportunities and specifically in areas such as service and ((inaudible)) we can go into to try to really combat that or offset that and exceed that.

Robert Wertheimer: Thank you. And let me ask the last follow-up. The cost inflation – the material cost inflation you went from 100 million, I think, to a 110.

James Gelly: Yes.

Robert Wertheimer: I guess that’s probably because you had hedged it. How long throughout the year do your hedges last, if it’s possible to think about it that way.

James Gelly: Well, let me give you ((inaudible)) it obviously varies by individual product line. But we have stuff that goes out all the way as far as through August in some cases. And so it varies in terms of ((inaudible)) from June through August for most that I recall.

Robert Wertheimer: Perfect. Thank you.

James Gelly: Thank you.

Operator: Just as a reminder, that is star one if you do have a question or comment. Our next question will come from Daniel Dowd with Bernstein.

Daniel Dowd: Morning.

James Gelly: Hey. Morning.

Daniel Dowd: Actually I want to talk a little bit about the revenue synergies that you talk about. You spend a good deal of time on the – in the prepared remarks talking about that. Can you just walk us through – on slide 17 you talk about four different categories of revenue opportunities. And the way I’m used to thinking about this is that, you know, an existing sales force company buys a new company, they have a new product, so now you’re pushing this product through this larger and more efficient sales force. And in effect you get higher sales force throughput. Is that what’s happening here for the combined train and climate control sales operations? Is that how we should think about the revenue opportunity?

Herb Henkel: I would – maybe I’ll – let me describe it this way to you. First of all, if you look at our parts business, both as they exist at Trane and as they currently exist in our own Climate Control, we believe that with the extra presence that we have we now will have over 500 locations throughout the U.S. We believe that ((inaudible)) the networking that’s now available, the ability to go and to find a product readily available will encourage people to buy the products in places where they’re going to be stored. We also expect to be able to take and to put IR type products and parts into the existing Trane locations.

So we really have seen ((inaudible)) the availability of those items on a convenience basis will wind up increasing sales. And when a person walks in to a Trane facility, what we’re going to be looking at is introducing them to an awful lot of IR stuff they heretofore would not have seen.

Daniel Dowd: And those are actually different people than are walking into your IR facility.

Herb Henkel: Yes, exactly. Right.

Daniel Dowd: OK.

Herb Henkel: And then the second piece. On the service side, what we’re really looking at there is that you have – Trane has heretofore really focused on what I call large commercial sophisticated complex type facilities, while an IR — Hussmann related service organization and our security service organization, the integration group, we’ve been really focusing on more of the light commercial type applications. So we believe we’re not going to be able to go and to expand the horizon and go after the ((inaudible)) commercial type stuff.

And on the control side, what we really see is that whether you’re controlling a air compressor or whether you’re controlling a HVAC unit or whether you’re controlling a stationary refrigeration, the controlled pieces are very, very comparable, the asset tracking, the asset monitoring, they’re all there.

And the last one is obviously in the Cold Chain. We’re talking about everything here from post harvest cooling, industrial refrigeration, and getting, again, into really a comprehensive service organization for the retailer. The best example I would tell you, I was personally – I was over in China last – a couple weeks ago and I met with the mayor of Shanghai. And his number one object he wanted to talk to me about was how they have 350 what they call in terms of energy hog locations in Shanghai that he wanted us to get together, the Trane as well as the IR capability, and go and do an energy audit to reduce the ((inaudible)) energy. Because ((inaudible)) result locations. When you combine the stationary refrigeration, the HVAC, we’re consuming over 90 percent or launching the consumption 90 percent of the electricity that’s there.

So those activities now that we’ll be able to go after collectively I think will give some real up-side.

Daniel Dowd: OK, that’s helpful. And then let me just refer to page 19 where you talk about creating enterprise value. Is the shared services organization, is that already in place or are you going to be doing the Trane acquisition looking for the other businesses to drive margins while simultaneously putting in place the share of services ((inaudible))

Herb Henkel: We already – we already have in Ingersoll Rand a comprehensive enterprise services organization that focuses on everything that has to do with employees, their benefit plans, their payroll plans, as well as IT type services. And what we look at doing is leveraging that know-how across the entire company, including the Trane pieces where they have a much more limited scope of work. And our existing enterprise services organization, the shared service group, is already global in nature. They exist in the U.S., they’re in Europe, as well as in Asia-Pacific.

Daniel Dowd: OK. So what you – so really the organizational things are focused on is really just the Trane acquisition.

Herb Henkel: That’s correct.

Daniel Dowd: OK, thank you.

Operator: And our next question will come from Mark Koznarek with Cleveland Research.

Mark Koznarek: Hi, Mark Koznarek. Good morning.

James Gelly: Morning, Mark.

Mark Koznarek: Just a couple details here. One on the tax line for James. The downward revision by a point for the full-year tax rate, is that simply the first quarter here being at 18.2 percent?

James Gelly: Pretty much, Mark.

Mark Koznarek: OK. Then the second one. For the second quarter outlook you’ve got your operating margin estimate actually down from a year ago. And here in the first quarter overall for – I’m talking legacy IR. The first quarter here was up. And so where do you think the swing is going to be. I think you already touched on part of it, that there’s going to be double the amount of restructuring. But in what other segments are we expecting, you know, further margin compression from, you know, first quarter levels.

James Gelly: Yes, I think the – you’ve pretty much got it in the form of the restructuring that’s going on in the – in the quarter. The margins in – our climate business and our security business flat to down and the industrial technologies up year over year in the second quarter.

Mark Koznarek: And what’s the reason for that change? Is it raw material, is it mix, is it competitive pressure?

James Gelly: Well, I was going to give pretty much the list that you gave, which is we have some – we have some productivity, as you probably could guess, initiatives in motion. We’ve got restructuring going on. You’re right, from a – call it a price cost standpoint we’re still working to get a price pass-through to offset material inflation, other types of inflation. And then there is, you know, geographic mix, what in the second quarter is driving the top line growth and what’s the – call it incremental margin. And it does differ by segment. But I think the biggest call out here probably is the restructuring that we’re doing.

Mark Koznarek: OK. Thanks very much.

James Gelly: Thanks a lot.

Male: Operator, we’re going to take two more questions, please.

Operator: OK. And our next question will come from Robert McCarthy with Robert W. Baird.

Robert McCarthy: Good morning.

James Gelly: Hey, how are you?

Robert McCarthy: I wonder if I could get you to follow up – I think it was Terry who asked you to give us the currency impact by segment. I wonder if you could do the same thing for the geographic split on slide five.

James Gelly: You know, that might be one where we’ll give you a ring back. I have it, but I don’t have it in the stack of stuff in front of me here.

Robert McCarthy: OK. And I just want to make sure that I understand exactly what’s being said about intermediate period post acquisition. You know, specific comment that you’re going to focus cash on debt reduction for 18 to 24 months in particular. I mean, is that the same as saying that even bolt-on acquisitions are off the table for a period of time?

James Gelly: Let me – let me start by – I’ll give one part of the answer and Herb can gave the other part. I – basically what we’re saying, in the short term this business is going to generate a lot of cash. And we’ve put together a financial plan, which we think we can – from a cash generation standpoint we think we can be – our ratings on the pro forma company are predicated on a certain amount of the cash that we generate, then use to delever some of the short-term debt. I think – the sum and substance of our remarks as to cash deployment have been elements of ((inaudible)) that we said we would pay down some short-term debt.

We have flexibility. I guess the point is – I’ll turn it over to Herb. But really was just to remind people that we have to dedicate some of the short-term cash generation to paying some short-term debt.

Herb Henkel: Rob, what we said in our February call, which I repeat now, is that we had in our plans to spend up to as much as 500 million over the next 12 to 18 months, cumulative on bolt-on type acquisitions if they met certain hurdle rates. And that was what we had put in place when we did our entire cash flow analysis. So we are not walking away from bolt-ons that are very, very accretive. And I would give you an example.

We have seen ((inaudible)) obviously at Trane and there are some distribution opportunities that we may want to look at. And there are some really bolt-on areas, geographic expansions and so on that would probably be interesting for us. But right now are targeting things that are in the less than several hundred to millions of dollars rather than things that are bigger than that.

Robert McCarthy: OK, thank you.

Herb Henkel: Thanks.

Operator: And our final question will come from Sara Magers with Wachovia.

Sara Magers: ((inaudible)) Just a clarification on the guidance for 2008. Does it include the approximately four cents of tax benefit that was called out in Q1? And if so, does that imply that the earnings guidance from continuing operations is actually lowered by four cents?

James Gelly: Let me say that the four cents of tax benefit, which is in continuing ops, is incorporated in our guidance.

Sara Magers: OK.

James Gelly: And so, yes, it’s in the guidance.

Sara Magers: OK. So then since you maintained guidance from the end of Q4, then it actually came down a little bit.

James Gelly: The – well, let’s just say this. I didn’t know of the tax benefit when I provided the guidance in February.

Sara Magers: OK. All right, that’s –

James Gelly: ((inaudible)) variance from what we said in February.

Sara Magers: OK, that’s fair and just a follow-up. Within the negative 15-cent contribution to ‘08 earnings from discontinued operations, are you including the 11 to 12 cents related to the charges from Q1?

James Gelly: Yes.

Sara Magers: OK. I just want to clarify that. Thank you.

James Gelly: Thank you.

Operator: And that’s all the time that we have for the questions today.

Joe Fimbianti: Okay. We’re going to wrap up now. Thank you for joining us.

There will be an instant replay of today’s conference call available at approximately 10:00 AM tomorrow. It will be available until May 7, 2008.

The call in number is as follows, 888-203-1112 and the passcode is 8848491. Audio and slides from today’s conference call will be archived on our website. And finally the transcript of this conference call will also be available on the Ingersoll-Rand Website tomorrow morning.

Please call me, Joe Fimbianti, if you have any additional questions at the following number, 201-573-3113.

And this concludes our call. Thank you again. Good-bye.

First Quarter 2008 Results April 30, 2008

2
Q1 2008
Safe Harbor
This filing contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited ("IR") and Trane Inc. ("Trane") and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR's and Trane's businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR's and Trane's commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR's or Trane's estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane's or IR's expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR's and
Trane's results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of IR and the
2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site
(http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane's stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the
SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand
Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One
Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.
IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR's directors and executive officers is available in IR's proxy statement for its 2008 annual meeting of stockholders and IR's 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding
Trane's directors and executive officers is available in Trane's proxy statement for its 2007 annual meeting of stockholders and Trane's 2007 Annual Report on
Form 10-K, which were filed with the SEC on March 23, 2007 and February 20, 2008, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

3
Q1 2008
First Quarter 2008 Summary
•
First quarter in line with expectations
•
EPS from Continuing Operations of $0.77
– Revenue growth +9.5%
– Solid growth in all major businesses
– Offset inflation through price, productivity and cost controls
•
Trane acquisition
– Continuing progress toward completing acquisition
– Disciplined integration planning Realizing cost synergies
•
Confirming 2008 guidance...$3.80 to $3.90 continuing
operations
Strong Operating Performance for Q1 2008

4 Q1 2008 $1,976 2007 First Quarter 2008 Revenues 2008 $2,163 11.4% Operating Margin 10.6% 9% ($ Millions) 11.6% Excluding Restructuring Revenue Growth Momentum, Improved Leverage

5
Q1 2008
First Quarter Revenue Growth
Americas
Asia Pacific
Industrial
Security
Climate
10%
7%
11%
Segment Revenue Growth
Geographic Revenue Growth Revenue by Geography (% of Total)
10%
61%
Currency
Neutral
Total
Growth
FX
Organic 10%
5%
4%
9%
ESA
29%
23%
Asia Pacific
ESA
Americas
(US +1%)
30%
2%
International Growth Offsets US Slowdown

6
Q1 2008
Year Over Year Revenue Growth
10% 6% 7% 6% 7%
Climate Control Technologies
11% 10% 13% 12% 12%
Industrial Technologies
7% 11% 11% 8% 10%
Security Technologies
9% 8% 10% 9% 10% Total Operations
Q1 ‘08 Q4 Q3 Q2 Q1
2007
First Quarter 2008 Revenue Growth of 9%

7
Q1 2008
First Quarter 2008 Operating Income
($ Millions)
$247.0
$208.6
2007 OI Revenue Growth FX & Other Inflation Restructuring Productivity 2008 OI
10.6%
11.4%
(2.6%)
Inflation
+3.7% Cost
Productivity
+2.2% Price
Restructuring
& Growth
Investments
(.8%)
Price & Productivity Offset Inflation

8
Q1 2008
First Quarter 2008 Results
Memo:  Tax Rate
Net Earnings
Discontinued Operations
Continuing Operations
Earnings from Continuing Operations
Income Taxes
Earnings Before Taxes
Other Income/(Expense)
Interest Expense
Operating Income
Revenues
18.2 9.4
$0.66 $0.70
(0.11) 0.20
$0.77 $0.50
Diluted EPS
$181.6 $217.5 Net Earnings
(30.1 60.9 Discontinued Operations
$211.7 $156.6
(47.2 (16.3)
258.9 172.9
39.4 (0.1
(27.5) (35.6)
247.0 208.6
$2,163.3 $1,976.2
2008 2007 Continuing Operations:
($ Millions, except EPS)
)
)
)
% %

9
Q1 2008
$729
2007
Q1 2008 Climate Control Technologies
•
Truck & Trailer revenue up 6%
– Strong growth in ESA
– N. America decline
•
Marine container, bus &
aftermarket growth
•
Strong growth of TriPac® Auxiliary
Power Unit
•
Stationary Refrigeration up slightly
•
Operating Margin
– Price realization, significant
productivity & operational
improvements
– Partially offset by material inflation
& restructuring expense
2008
$798
10.0%
Operating
Margin
9.5%
10%
Revenues
($ Millions)

10
Q1 2008
Q1 2008 : Industrial Technologies
•
Organic revenue growth 10%
•
Air and Productivity Solutions
Americas up 4%
– Flat unit volumes
– Recurring revenues up 13%
•
Air & Productivity Solutions overseas
up 30%
– Double-digit gains in ESA & Asia
•
Club Car slight decline
– Modest growth in utility vehicles,
aftermarket
– Continued share gains in soft U.S.
golf market
•
Operating Margin
– Favorable price, productivity
– Offset by restructuring, inflation,
unfavorable mix, foreign exchange
losses, growth investment costs
$743
$668
13.1%
Operating
Margin
13.7%
11%
2007 2008
Revenues
($ Millions)
Without
Restructuring
13.5%

11
Q1 2008
Q1 2008 : Security Technologies
$622
$580
16.9%
Operating
Margin
15.7%
7%
2007 2008
•
Commercial revenues up 8%
– Growth across all regions
– US up 6%, ESA up 17%
•
Americas Residential revenues
down 4%
– Decline of builder market & “Big
Box” customers
•
Operating Margin improvement
– Price & productivity gains
– Partially offset by material inflation,
unfavorable mix
Revenues
($ Millions)

12
Q1 2008
Q1 2008 Balance Sheet & Cash Flow
2008 2007
Inventory Turns 5.0 5.5
Receivables (DSO) 67.1 68.0
Payables (DPO) 48.3 50.8
Capital Expenditures $52M $37M
Depreciation and Amortization $45M $38M
Net Cash/(Debt) ($1.8B) $2.6B

13
Q1 2008
A leading global
diversified
industrial
company with…
Major Milestone in Our Transformation
+
=
•
Enhanced organic growth prospects
•
More consistent earnings profile throughout
business cycle
•
Greater critical mass in international markets
Creating a Premier Company

14
Q1 2008
Trane Q1 2008
Global
Commercial
Equipment
Global
Services
Residential
+6%
+21%
(8%)
Revenues
•
Up 6.5%
•
Up 4.5% ex currency
•
Total Global Commercial
up 11%
Revenues
3%
Americas International
Total
+3%
+20%
10%
Orders & Backlog
•
Orders up 10%, 7% ex
currency
•
Record Q1 backlog
$1,046 million
Commercial
Orders
Total
+6.5%

15
Q1 2008
Trane Close – Indicative Timeline
Close
Shareholder Vote
Proxy Statement Mailed to
Shareholders
SEC Review and Response
10-K / S-4 Filing
Regulatory Clearance
June May April March February January
Deliverable
HSR
EC
Significant Progress Toward Completing Trane Acquisition

16
Q1 2008
Direct
SG&A
Corporate/HQ
Indirect
Integration Planning
•
Integration planning underway, 14 teams formed
–
Short-term cost reduction … maintain focus & keep businesses running smoothly
–
Lay groundwork for multi-year continuous improvement
• Full-time Program Office:  10 full-time + outside resources
• 20 full-time VP level team leads – functional experts
– Joint Ingersoll Rand + Trane participation
Near-term synergies:
Corporate/HQ &
Shared Services
Finance,
Human Resources
IT
Legal
Brand Management
Shared Services
Procurement
Direct material
-
(15
commodity teams),
Indirect Cost & Logistics
Multi-year, Strategic:
Cold Chain
Parts & Service
Facilities
Controls
Compressors
Growth
$9
Billion
Cost Base
$500
Million
Cost Base

17
Q1 2008
Trane Integration – Growth Opportunities
Cold
Chain
Controls
Service
Parts
Revenue
Opportunity
2010
Parts
Leverage IR parts across Trane network
and Trane parts across IR network
Service
High Performance Energy Services
for retail customers
Light Commercial opportunity
Leverage Trane’s Branch network
Controls
Develop hardware and software control solutions
for Climate Control, Trane, Industrial & Security
Cold Chain
Leverage Trane technology capability for
Industrial Refrigeration
Drive Dramatic Growth

18
Q1 2008
Cost & Revenue Synergies
Operating
Income
($Million)
First Full-Year Target 2010
$125M
$300M
Revenue
Synergies
Cost
Synergy
Cost
Synergy
Supplier rationalization
and procurement leverage
Manufacturing initiatives
General administrative
costs
Market and service
expansion
Cross-selling
Global Growth
$300 Million Near-Term...Planning to Execute More

Climate Control
Trane
Industrial Technologies
Security Technologies

19
Q1 2008
Lean Corporate / HQ Structure
Enterprise Services (Shared Services)
Dramatic Growth
•
Provide Innovative Solutions for Customers
Operational Excellence
•
Achieve Continuous Improvement in all Operations
Dual Citizenship
•
Engage Talents, Energy, Enthusiasm of all Ingersoll Rand People
VISION
Business Sectors
Execute Growth &
Productivity
Ingersoll Rand Business
Operating System (BOS):
•
Common structure & principles
•
Drive operational excellence
•
Repeatable processes
•
Based on Lean Six Sigma
•
Sustained continuous
improvement in productivity,
quality, customer service
Creating Enterprise Value
Sustainable Organic Growth, Margin Expansion,
Strong Cash Generation

20
Q1 2008
Ingersoll Rand + Trane
•
Significant progress toward closing deal
•
During the next 18 – 24 months, cash flow will be
primarily used to retire Trane acquisition debt
•
Focus of 2008 to 2010 will be acquisition integration and
synergy execution
– Keep business running smoothly
– Renewed and intensified focus on operational excellence
and continuous improvement

21
Q1 2008
2008 Economic Outlook
6.2 6.9 Emerging
1.5 2.4 Developed
Worldwide
Source: JP Morgan
7.3 8.5 Asia Pacific
10.3 11.4 China
1.5 2.7 Western Europe
1.2 2.2 United States
2008 2007 GDP:
26% 24% % Total Revenue
in Euro
16% 1.59 1.38 FX Rate
Source: Internal Data
% Change 2008 2007 Euro:
($110) ($144) ($M) YOY Increase:
Source: Internal Data
2008 2007
Material Cost Inflation:
(In thousands)
0.3% 1.5% United States
Source: Federal Reserve Data, JP Morgan
4% 27,000 26,000 Europe
(6%) 54,500 58,000 Total
(10%) 989 1,095 Commercial
(7%) 1,500 1,610 Square Footage - mil
(1%) 511 515 Institutional
Source: *National Association of Homebuilders, **Dodge Data
% Capacity Utilization:
(3 pts.) 78.0% 81.4% United States
Industrial Production:
Refrigerated Trailer Units:
(15%) 27,500 32,000 North America
Source: ACT Data, Internal Forecast
Non-Residential:**
(34%) 689 1,045 Single Family Starts
%Change 2008 2007
Residential:*
(% Change)
(% Change)

22
Q1 2008
2008 Full Year IR Stand-Alone Revenue Growth
15%
Asia Pacific
ESA
Americas
1%
Industrial
Security
Climate
8-10%
3-4%
15%
5-6%
Segment Revenue Growth
Geographic Revenue Growth Revenue by Geography (% of Total)
Currency
Neutral
Total
Growth
FX
3-4%
2%
5-6%
Americas
Asia Pacific
Revenue by Geography (% of Total)
11%
62%
ESA
27%

23
Q1 2008
FY 2008 Stand-Alone IR Operating Income
($ Millions)
2007 OI Revenue Growth FX & Other Inflation Restructuring Productivity 2008 OI
(2.5%-3.0%)
Inflation
+4% Cost
Productivity
+2% Price
12.1%
$1,058
13.0% -
13.5%
Restructuring
& Growth
Investments
(1%)
(1%)
Drive Margin Expansion Through Productivity Focus

24
Q1 2008
Trane  2008 Forecast
Strong Q1 Results, Solid 2008 Forecast
+0.6pts 10% (0.5)pts 12% Margin (%) - Adj.
Up 8-13% $770 - $815 Flat $249 - $260 EBIT - Adjusted
Up 4-5% $7,800 Up 2-4% $2,100 Revenues
Full Year 2008 Q2 2008 Continuing Operations:
($ Millions)
Full Year
•
Slower US equipment sales, strong international sales
•
Very strong global services and related sales
•
Sharpening focus on productivity; Initiating cost control programs

25
Q1 2008
IR + Trane 2008 Forecast
($ Millions, except EPS)
Q2 2008 FY 2008
Trane
Revenue
$700
$4,700
Segment Margin, excluding one-time items 13.5%-14.0% 11%-12%
"Old" Ingersoll Rand
Revenue $2,400 $9,300
Segment Margin
13.5%-14.0%
14%-15%
"New" Ingersoll Rand
Total Revenue $3,100 $14,000
Segment Margin 13.5%-14.0% 13%-14%
Unallocated Corporate Expense (45)-(50) (150)
Operating Margin, excl. one-time items
12.0%-12.5% 12.5%-13.0%
Interest Expense (50) (250)
Interest & Other Income $15 $70
Tax Rate (%)
21-22% 21-22%
EPS-Continuing Oper., excl. one-time items $0.85-0.90 $3.80-3.90
Estimated one-time items
(inventory step-up, restructuring costs) ($0.30-$0.45)
EPS-Discontinued Operations (0.01) (0.15)
Avg. Diluted Shares Outstanding (Millions) 304 310